## Contact

www.linkedin.com/in/doug-risser-42b123a (LinkedIn)
www.mennotrav.com (Company)

## Top Skills

Travel Management
Public Speaking
Entrepreneurship

## Languages

Spanish
Portuguese

## Honors-Awards

Woodruff Key Award for Meritorious Service

# Doug Risser

Owner, The Exchange Travel Services
Goshen, Indiana, United States

## Summary

Retired April 30, 2014 after 41 years with Menno Travel where I was Manager since 1980 and Co-Owner since 1995 with Geoffrey Landis. Now involved with The Exchange Business Suites and The Exchange Travel Services (www.theexchangegoshen.com) where I maintain an office to promote The Exchange and sell upscale and luxury travel including river and blue water cruses and escorted tours to select clients and friends.

I am involved with several non-profits including the Goshen Historical Society, Wellfield Botanic Gardens, Elkhart County CVB, Elkhart County Historical Society, the Goshen Theater, Elkhart Rotary Club, and Rotary International.

## Experience

### The Exchange Travel Services

Owner
May 2014 - Present (11 years 7 months)
Goshen, Indiana, United States

As a CLIA certified Master Cruise Counselor, I assist clients with plans for domestic and international river cruises, upscale ocean cruises, and related travel arrangements. In addition, I organize and promote hosted cruises and tours. I am an independent agent in affiliation with Menno Travel and as such have access to their travel offerings as members of the Signature Travel Network.

### The Exchange Business Suites

Owner/Partner
October 1997 - Present (28 years 2 months)
212 S Main ST., Goshen, IN 46526

The Exchange Business Suites offers newly renovated private and secure office suites, two of which offer great views of vibrant downtown Goshen.

Visit us online at www.theexchangegoshen.com

### Elkhart Rotary Club

#### Past President

September 1999 - Present (26 years 3 months)

Elkhart, Indiana

I was President of Elkhart Rotary Club, Elkhart County's leading service club with 165 members, during 2012-13. During that time our club led all northern Indiana clubs in support of The Rotary Foundation.

### Menno Travel

#### Former Co-Owner

August 1972 - April 2014 (41 years 9 months)

210 S Main St., Goshen, IN 46526

As Co-Owner, I oversaw the group department, accounting, and set direction for the overall company. I started as an agent and became Manager in 1980 and bought half ownership of the company in 1995.

During my 40+ years Menno Travel built a solid reputation for ethical business practices, enjoyed high employee retention, was highly involved in the national travel industry, and never had an unprofitable year.

Now an Independent Agent/Contractor in affiliation with Menno Travel specializing in river cruises, escorted travel programs, and all-inclusive resorts.

## Education

### Goshen College

B.A., Sociology · (September 1966 - April 1972)